Exhibit 99.1

LUXEXPERIENCE ANNOUNCES MEASURES AS PART OF THE TRANSFORMATION PLAN TO REGAIN GROWTH AND FINANCIAL STRENGTH FOR ACQUIRED YOOX NET-A-PORTER (“YNAP”) BUSINESS AFTER YEARS OF DECLINE

MUNICH, Germany (September 3, 2025) – LuxExperience B.V., the leading digital, multi-brand luxury group, today provided an update on planned measures as part of its overall transformation plan as announced after acquiring YNAP in April 2025. LuxExperience anticipates significant efficiency and structural improvements to be achieved by simplifying the business and using shared infrastructure where appropriate. LuxExperience expects its newly acquired store brands NET-A-PORTER, MR PORTER, YOOX and THE OUTNET to regain growth and financial strength after years of decline.

To serve customers better and more efficiently, select operational and administrative structures within the luxury segment comprising NET-A-PORTER and MR PORTER as well as the off-price segment comprising YOOX and THE OUTNET in Italy, the United Kingdom, the United States and other jurisdictions will be consolidated.

LuxExperience expects that this consolidation will result in a partial reduction of the workforce across several sites, and may affect approximately 700 employees across Italy, the United Kingdom, the United States and other jurisdictions, subject to the completion of applicable information and consultation processes. LuxExperience remains fully committed to Italy and the United Kingdom as the respective headquarters of its newly acquired store brands. Italy will remain a long-term operational hub for LuxExperience and the headquarters for off-price pioneer YOOX, while NET-A-PORTER, MR PORTER and THE OUTNET will remain headquartered in the United Kingdom. The teams in the different brands are integral drivers for returning to growth and financial strength after years of decline.

LuxExperience acknowledges the impact that these proposed actions may have on the people involved, and is committed to supporting all affected employees by seeking responsible and constructive solutions and reducing the social impact as much as possible in line with local legal requirements. We deeply appreciate the contributions of all potentially affected employees and recognize their role in building the legacy of these iconic brands. All relevant stakeholders and employee representatives are being notified in accordance with applicable regulations, with the goal of managing this transition with fairness, care, respect, and a strong sense of responsibility.

The difficult planned actions announced today are a critical part of the overall transformation plan for YNAP that also includes significant investments in future growth through more customer-centricity, marketing spend as well as increased buying budgets, which aim to further solidify LuxExperience as the undisputed leader in global, digital luxury.

ABOUT LUXEXPERIENCE:

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX and THE OUTNET, jointly comprising the off-price segment of LuxExperience,are the leading destinations for multi-brand off-season online luxury shopping. The NYSE listed group operates in key markets worldwide.

For more information, please visit https://investors.luxexperience.com.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements relating to LuxExperience’s current expectations and projections relating to the recently completed YNAP acquisition and the operation of the combined companies; our ability to execute our business model and our business strategy. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements contained in this press release involve risks, uncertainties (many of which are beyond LuxExperience’s control) and assumptions, and you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. LuxExperience believes these factors include, but are not limited to: the risk that the completed YNAP transaction and the post-transaction integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, LuxExperience’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

LuxExperience undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, LuxExperience’s results could differ materially from the results expressed or implied by the forward-looking statements it makes. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent LuxExperience’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect LuxExperience’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

Investor Relations Contacts LuxExperience B.V. Stefanie Muenz phone: +49 89 127695-1919 email: investors@luxexperience.com	Media Contacts for business press LuxExperience B.V. Lisa Schulz mobile: +49 151 11216490 email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.